 Exhibit 99.1

Fatality resulting from vehicle accident in Mali

TORONTO, April 26, 2015 /CNW/ - IAMGOLD Corporation ("the Company") reports with deep regrets that a member of the Company's Exploration team in Mali has passed away from injuries sustained in an accident, after the vehicle in which he was travelling, according to preliminary reports, hit a tree after leaving the road.

The immediate thoughts of management are with the family, friends and co-workers of our colleague. The Company has notified the individual's family and is offering assistance and support to the individual's family and colleagues on the Exploration team in Mali.

The accident occurred while travelling between the Company's office in the Malian capital of Bamako and the Siribaya exploration project.  All three people in the vehicle were IAMGOLD employees.   Initial reports are that the other passenger suffered abrasions to the face and that the driver was uninjured. No other vehicles were involved in the accident.

The medical staff at Siribaya and Bamako were immediately activated and provided emergency assistance.   The police authorities have been notified and they are leading the investigation to determine the cause of the accident.   The relevant government authorities have been notified.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 280-0519; Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 16:27e 26-APR-15